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SECURI 04004474 MISSION
Washington, D.C.

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2004 WASH. D.C. 155

| SEC FILE NUMBER |
|---|
| 8- 48051 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSS Securities Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 1790
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Siegel 312-986-8061
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Abrams & Steinberg, P.C.
(Name – *if individual, state last, first, middle name*)

135 Arlington Heights Road, Suite 105 (Address) Buffalo Grove (City), Illinois (State) 60089 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PS 3/19

# OATH OR AFFIRMATION

I, James Siegel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSS Securites Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SECRETARY

Title

Notary Public

"OFFICIAL SEAL"
BRUCE J. ABRAMS
Notary Public, State of Illinois
My Commission Expires 08/20/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSS SECURITIES GROUP, INC.



INDEPENDENT AUDITORS' REPORT AND
FINANCIAL STATEMENTS

DECEMBER 31, 2003

BOSS SECURITIES GROUP, INC.

# TABLE OF CONTENTS

ABRAMS &
STEINBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

135 Arlington Heights Road, Suite 105
Buffalo Grove, IL 60089
(847) 541-8888 • Fax: (847) 541-8832

**INDEPENDENT AUDITORS' REPORT**

To the Stockholders
Boss Securities Group, Inc.

We have audited the accompanying statement of financial condition of Boss Securities Group, Inc. (an S Corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boss Securities Group, Inc. as of December 31, 2003, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 11-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abrams & Steinberg, P.C.

February 7, 2004

Boss Securities Group, Inc.
Statement of Financial Condition
December 31, 2003

## ASSETS

| | |
|---|---|
| Current assets | |
| Cash in banks | $ 738,007 |
| Accounts receivable, net | 491,313 |
| Exchange deposits | 65,000 |
| Total current assets | 1,294,320 |
| Property and Equipment, net | - |
| Other assets | |
| Chicago Stock Exchange memberships, at cost | 170,838 |
| Security deposit | 5,720 |
| Total other assets | 176,558 |
| Total Assets | $ 1,470,878 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Current liabilities | |
| Accounts payable | $ 4,829 |
| Accrued expenses | 211,000 |
| Accrued income taxes | 20,500 |
| Total current liabilities | 236,329 |
| Stockholders' equity | 1,234,549 |
| Total Liabilities and Stockholders' Equity | $ 1,470,878 |

The accompanying notes are an integral part of this statement.

Boss Securities Group, Inc.
Statement of Income
For the Year Ended December 31, 2003

| | |
|---|---|
| REVENUE | |
| Floor brokerage, net of adjustments | $ 3,470,408 |
| Interest income | 6,957 |
| Total revenue | 3,477,365 |
| EXPENSES | |
| Compensation | 1,535,212 |
| Brokerage fees | 5,895 |
| Other expenses | |
| Communication | 212,110 |
| Regulatory fees and expenses | 38,966 |
| Occupancy and equipment costs | 23,523 |
| Promotion | 750 |
| All other expenses, net of broker credits | 309,104 |
| Total expenses | 2,125,560 |
| NET INCOME PRIOR TO REPLACEMENT TAX | 1,351,805 |
| STATE REPLACEMENT TAX | 25,337 |
| NET INCOME | $ 1,326,468 |

The accompanying notes are an integral part of this statement.

Boss Securities Group, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

| | Common Stock (10,000 shares authorized, 1,000 shares issued and outstanding) | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, beginning of year | $ 1,000 | $ 181,050 | $ 644,074 | $ 826,124 |
| Net income for the year | 0 | 0 | 1,326,468 | 1,326,468 |
| Distributions | 0 | 0 | (918,043) | (918,043) |
| Balance, end of year | $ 1,000 | $ 181,050 | $1,052,499 | $ 1,234,549 |

The accompanying notes are an integral part of this statement.

Boss Securities Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Net income | $ 1,326,468 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) in accounts receivable | (121,378) |
| Increase (decrease) in: | |
| Accounts payable | (5,922) |
| Accrued expenses | (7,250) |
| Accrued income taxes | (2,000) |
| Net cash provided by operating activities | 1,189,918 |
| Cash Flows From Financing Activities | |
| S Corporation distributions | (918,044) |
| NET INCREASE IN CASH | 271,874 |
| CASH, BEGINNING | 466,133 |
| CASH, ENDING | $ 738,007 |

| | |
|---|---|
| Supplement Disclosure of Cash Flow Information | |
| Cash used to pay state replacement taxes | $ 27,317 |

The accompanying notes are an integral part of this statement.

## Note 1--Nature of Activities and Significant Accounting Policies

### Nature of Activities

The Company is a Chicago Stock Exchange block institutional broker. The Company's customers are registered broker-dealers.

### Income Recognition

Securities transactions and the related revenues and expenses are recorded on settlement date of the transactions.

### Securities Owned

Securities owned are carried at market value. At December 31, 2003, the Company did not own any securities.

### Exchange Memberships

Exchange memberships are carried at cost. The market value of the Chicago Stock Exchange memberships was approximately $144,000 at the financial statement date.

### Equipment and Furniture

Equipment and furniture are recorded at cost and are depreciated using the straight-line method over the estimated useful life of the asset. Repairs and maintenance are expensed as incurred.

### Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to State Replacement Tax.

### Accounts Receivable

Accounts receivable are shown net of an allowance for bad debts of $40,000.

Note 1--Nature of Activities and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2--Major Customers and Concentrations

The Company conducts a major portion of its business with certain customers. For the year ended December 31, 2003, revenues from four major customers approximated $1,695,000. The total accounts receivable from these four customers at December 31, 2003 aggregated approximately $175,000.

The Company maintains cash at two financial institutions located in Chicago, Illinois. The aggregate deposits in these institutions are in excess of insured amounts.

Note 3--Profit Sharing Plan

The Company has a profit sharing plan which covers substantially all employees. The Company may, at its discretion, contribute amounts equal to 25% of the salary of each qualified employee up to certain limits. The contribution to the plan for 2003 was $211,000. At December 31, 2003, there was $211,000 due to the plan.

Note 4--Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as defined.

The Company had net capital in excess of its minimum net capital requirement at December 31, 2003.

Note 5--Lease

During 2000, the Company entered into a 3-year office lease. The lease, which matured on February 28, 2003, provided for monthly payments of base rent of $1,907. Boss has since adopted a new lease consisting of monthly payments of $1,990. The new lease is on a month-to-month payment basis and, therefore, has no future minimum lease payments. Rent paid for the year ended December 31, 2003 was $23,523.

Note 6--Property and Equipment

As of December 31, 2003 property and equipment, consist of the following:

| | |
|---|---|
| Equipment | $ 42,849 |
| Furniture | 3,085 |
| Total | 45,934 |
| Less: Accumulated Depreciation | (45,934) |
| Net Property and Equipment | $ 0 |

# SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

| BROKER OR DEALER: | BOSS Securities Group, Inc. | as of: December 31, 2003 |
|---|---|---|

## COMPUTATION OF NET CAPITAL

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 1. | Total ownership equity (from Statement of Financial Condition - Item 1800) | | | | | $ 1,234,549 | 3480 |
| 2. | Deduct: Ownership equity not allowable for net capital | | | | | 0 | 3490 |
| 3. | Total ownership equity qualified for net capital | | | | | 1,234,549 | 3500 |
| 4. | Add: | | | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 0 | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | | 0 | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | | | $ 1,234,549 | 3530 |
| 6. | Deductions and/or charges: | | | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | | | $ 385,229 | 3540 | | |
| | 1. Additional charges for customers' and non-customers' security accounts | | | 0 | 3550 | | |
| | 2. Additional charges for customers' and non-customers' commodity accounts | | | 0 | 3560 | | |
| | B. Aged fail-to-deliver | | | 0 | 3570 | | |
| | 1. Number of items | 0 | 3450 | | | | |
| | C. Aged short security differences-less reserve of | $ 0 | 3460 | 0 | 3580 | | |
| | number of items | 0 | 3470 | | | | |
| | D. Secured demand note deficiency | | | 0 | 3590 | | |
| | E. Commodity futures contracts and spot commodities proprietary capital charges | | | 0 | 3600 | | |
| | F. Other deductions and/or charges | | | 0 | 3610 | | |
| | G. Deductions for accounts carried under Rule 15c3-1(a)(6),(a)(7) and (c)(2)(x) | | | 0 | 3615 | | |
| | H. Total deductions and/or charges | | | | | (385,229) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | | 0 | 3630 |
| 8. | Net Capital before haircuts on securities positions | | | | | $ 849,320 | 3640 |
| 9. | Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)): | | | | | | |
| | A. Contractual securities commitments | | | 0 | 3660 | | |
| | B. Subordinated securities borrowings | | | 0 | 3670 | | |
| | C. Trading and investment securities: | | | | | | |
| | 1. Bankers' acceptances, certificates of deposit and commercial paper | | | 0 | 3680 | | |
| | 2. U.S. and Canadian government obligations | | | 0 | 3690 | | |
| | 3. State and municipal government obligations | | | 0 | 3700 | | |
| | 4. Corporate obligations | | | 0 | 3710 | | |
| | 5. Stocks and warrants | | | 0 | 3720 | | |
| | 6. Options | | | 0 | 3730 | | |
| | 7. Arbitrage | | | 0 | 3732 | | |
| | 8. Other securities | | | 0 | 3734 | | |
| | D. Undue concentration | | | 0 | 3650 | | |
| | E. Other (list) | | | 0 | 3736 | 0 | 3740 |
| 10. | Net Capital | | | | | $ 849,320 | 3750 |

**BROKER OR DEALER:** BOSS Securities Group, Inc. **as of:** December 31, 2003

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | | |
|---|---|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | | | $ | 15,755 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | | $ | 15,755 | 3760 |
| 14. Excess net capital (line 10 less 13) | | | $ | 833,565 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | | | $ | 825,687 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ | 236,329 | 3790 |
| 17. Add: | | | | | |
| A. Drafts for immediate credit | $ 0 | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ 0 | 3810 | | | |
| C. Other unrecorded amounts (List) | $ 0 | 3820 | $ | 0 | 3830 |
| 18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) | | | $ | 0 | 3838 |
| 19. Total aggregate indebtedness | | | $ | 236,329 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | | % | .28 | 3850 |
| 21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 11) | | | % | .28 | 3853 |

## COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 0 | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 0 | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | 0 | 3760 |
| 25. Excess net capital (line 10 less line 24) | $ | 0 | 3910 |
| 26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8) | % | .00 | 3851 |
| 27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 divided by line 17 page 8) | % | .00 | 3854 |
| 28. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement | $ | 0 | 3920 |

## OTHER RATIOS

**Part C**

| | | | |
|---|---|---|---|
| 29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | % | .00 | 3860 |
| 30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6),(a)(7) and (c)(2)(x) divided by Net Capital | % | .00 | 3852 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material

Boss Securities Group, Inc.
Possession or Control of Securities
Pursuant to Rule 15 C3-3
For the Year Ended December 31, 2003

NOT APPLICABLE

Boss Securities Group, Inc.
Computation of Reserve Requirements
Pursuant to Rule 15 C3-3
Year Ended December 31, 2003

NOT APPLICABLE

ABRAMS &
STEINBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

135 Arlington Heights Road, Suite 105
Buffalo Grove, IL 60089
(847) 541-8888 • Fax: (847) 541-8832

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Boss Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Boss Securities Group, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluations of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abrams & Steinberg, P.C.

February 7, 2004